Exhibit 2

Media release

10 May 2004

Westpac selects partner to upgrade EFTPoS terminal services

Westpac Banking Corporation today announced that it has signed an agreement with Keycorp Limited to supply EFTPoS terminal services in Australia.

The five year contract, worth in excess of $100 million, will see Keycorp own and manage Westpac’s existing fleet of more than 70,000 EFTPoS terminals.

Westpac’s General Manager, Product and Payments, Sally Herman, said the agreement is expected to achieve cost savings of over 5% as well as an updated fleet.

“The decision to outsource our EFTPoS fleet will allow Westpac to offer its customers the latest terminal technology at a competitive price,” said Ms Herman.

As part of the agreement a new software solution and terminal management system will be implemented to improve operational effectiveness.  Fox Technology will provide the software which will operate on Keycorp terminals.  Delivery, installation and maintenance will be provided by Keycorp’s services arm.

The impact on customers is minimal with no plans to change existing fees and charges associated with the EFTPoS terminals already held by Westpac customers.

Ends.

For Further Information

Name:	Julia Quinn
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3443
Mb:	0409 311 197